# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eloxx Pharmaceuticals, Inc., CIK 0001035354
CUSIP: 29014R103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0002068530

## Reporting persons
- Coastlands Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 422,716; sole dispositive power 0; shared dispositive power 422,716; aggregate amount beneficially owned 422,716 (9.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 4,036,459 shares of Common Stock outstanding as of August 7, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 11, 2026, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 9.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 1 to Schedule 13G is being filed to reflect transactions in Common Stock.
- Coastlands Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 422,716; sole dispositive power 0; shared dispositive power 422,716; aggregate amount beneficially owned 422,716 (9.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 4,036,459 shares of Common Stock outstanding as of August 7, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 11, 2026, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 9.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 1 to Schedule 13G is being filed to reflect transactions in Common Stock.
- Coastlands Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 422,716; sole dispositive power 0; shared dispositive power 422,716; aggregate amount beneficially owned 422,716 (9.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 4,036,459 shares of Common Stock outstanding as of August 7, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 11, 2026, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 9.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 1 to Schedule 13G is being filed to reflect transactions in Common Stock.
- Coastlands Capital LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 422,716; sole dispositive power 0; shared dispositive power 422,716; aggregate amount beneficially owned 422,716 (9.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 4,036,459 shares of Common Stock outstanding as of August 7, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 11, 2026, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 9.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 1 to Schedule 13G is being filed to reflect transactions in Common Stock.
- Matthew D. Perry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 422,716; sole dispositive power 0; shared dispositive power 422,716; aggregate amount beneficially owned 422,716 (9.99% of the class)
  Comment: Consists of shares of Common Stock, including shares of Common Stock issuable upon the exercise of pre-funded warrants, held directly by Coastlands Capital Partners LP. The calculation of the beneficial ownership of the Reporting Persons is based on 4,036,459 shares of Common Stock outstanding as of August 7, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 11, 2026, plus the shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons, subject to the beneficial ownership limitation of 9.99%. Excludes shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Persons in excess of such beneficial ownership limitation.
  
  This Amendment No. 1 to Schedule 13G is being filed to reflect transactions in Common Stock.

## Item 1. Issuer
Name of issuer: Eloxx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street Arlington, MA 02476

## Item 2. Person Filing
Name of person filing:
Coastlands Capital LP, a Delaware limited partnership ("Coastlands")
Coastlands Capital Partners LP, a Delaware limited partnership (the "Partnership")
Coastlands Capital GP LLC, a Delaware limited liability company (the "General Partner")
Coastlands Capital LLC, a Delaware limited liability company ("Coastlands GP")
Matthew D. Perry

Coastlands and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Coastlands GP is the general partner of Coastlands. Mr. Perry is the control person of Coastlands, the Partnership, Coastlands GP and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 601 California Street, Suite 1210, San Francisco, CA 94108
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Coastlands: 422,716
Partnership: 422,716
General Partner: 422,716
Coastlands GP: 422,716
Matthew D. Perry: 422,716
Percent of class:
Coastlands: 9.99%
Partnership: 9.99%
General Partner: 9.99%
Coastlands GP: 9.99%
Matthew D. Perry: 9.99%
Sole power to vote or to direct the vote:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to vote or to direct the vote:
Coastlands: 422,716
Partnership: 422,716
General Partner: 422,716
Coastlands GP: 422,716
Matthew D. Perry: 422,716
Sole power to dispose or to direct the disposition:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to dispose or to direct the disposition:
Coastlands: 422,716
Partnership: 422,716
General Partner: 422,716
Coastlands GP: 422,716
Matthew D. Perry: 422,716

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds the shares of Common Stock, including shares of Common Stock issuable upon exercise of pre-funded warrants, for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, including shares of Common Stock issuable upon exercise of pre-funded warrants.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (incorporated by reference to the Schedule 13G filed on June 17, 2026).

## Signatures
- Coastlands Capital LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital LLC (11/13/2026)
- Coastlands Capital Partners LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital GP LLC (11/13/2026)
- Coastlands Capital GP LLC: /s/ Mark Shamia, Chief Operating Officer (11/13/2026)
- Coastlands Capital LLC: /s/ Mark Shamia, Chief Operating Officer (11/13/2026)
- Matthew D. Perry: /s/ Matthew D. Perry, Reporting Person (11/13/2026)